Filed by Guaranty Federal Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guaranty Federal Bancshares, Inc.

Commission File Number: 000-23325

DATE: Nov. 9 at 8:30 a.m.
TO: All Guaranty Bank Employees
FR: Shaun Burke
Subject Line: Company Announcement

Hello Everyone,

I have some exciting news about our company to share with you.

Today, we announced that QCR Holdings, Inc. (QCRH) and Guaranty Federal Bancshares (GFED) have signed a definitive agreement whereby QCRH will purchase Guaranty Bank subject to the satisfaction or waiver of certain closing conditions including regulatory approvals and GFED stockholder approval. As part of this acquisition, Guaranty Bank will merge into QCRH’s local charter, SFC Bank, and operate as one combined bank. Monte McNew, the current President and CEO of SFC Bank, will serve as CEO of the new combined bank and I will serve as President. The transaction is expected to close during the first or second quarter of 2022.

As we were working through this deal, it was clear that the QCRH leadership and their company values align closely with ours. A relationship-driven organization, they genuinely believe in the power of relationships – with their clients, communities and each other. I believe you will find that to be true as you get to know your colleagues.

I know this news may come as a surprise to many of you, and I’m sure you have questions. While we still don’t know all of the answers, we will be as transparent as possible with you throughout this process and plan to provide regular ongoing communications.

What’s different about our partnership with SFC Bank?

If you’re familiar with SFC Bank, you know they have one location in Springfield. As part of QCRH’s due diligence process and local market research, it was determined that we will keep the Guaranty Bank name and logo, which SFC Bank will adopt.

This decision was made primarily due to our established name recognition in the Springfield and Joplin communities. The goal is to pick the name best suited to create the number one bank in Southwest Missouri.

In-Person Meetings – Wednesday, Nov. 10

It’s important to the QCRH leadership to get the chance to meet you in person. On Wednesday, Nov. 10, we are planning a series of in-person meetings for all Guaranty employees. These sessions will provide you an opportunity to learn more about the merger, QCRH and meet QCRH CEO Larry Helling, QCRH President, CFO and COO Todd Gipple, and SFC Bank President and CEO Monte McNew, among others on the leadership team. I encourage each of you to attend a meeting if possible. The schedule is attached.

Your Role

First and foremost, it’s important that remain focused on our clients and providing excellent service every day.

With every acquisition, there are a lot of questions and even more changes and that can cause anxiety and stress for everyone involved. We will do our best to keep you informed in a timely manner while also giving thoughtful consideration to the decisions in front of us.

Because we know you will have questions, we’ve prepared the attached list of Frequently Asked Questions for you.

I want to personally thank each of you in advance for your support of this merger and the work you do every day to support our clients and our communities. We must never lose sight of our values and our priorities during this process.

Thank you,

Shaun

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR Holdings and Guaranty Federal Bancshares.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR Holdings’ and Guaranty’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither QCR Holdings nor Guaranty Federal Bancshares undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of QCR Holdings and Guaranty to control or predict, could cause actual results to differ materially from those in any forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between QCR Holdings and Guaranty will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Guaranty, QCR Holdings and their respective bank subsidiaries will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results and potential litigation related to the transaction; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economies; (ix) changes in state and federal laws, regulations and governmental policies concerning QCR Holdings’ and Guaranty’s general businesses; (x) changes in interest rates and prepayment rates of QCR Holdings’ and Guaranty’s assets (including the impact of LIBOR phase-out); (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (xvi) unexpected outcomes of existing or new litigation involving QCR Holdings or Guaranty; (xvii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), acts of war or threats thereof and other adverse external events that could cause economic deterioration or instability in credit markets, and the response of the local, state and national governments to any such adverse events; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning QCR Holdings, Guaranty and their businesses, including additional factors that could materially affect QCR Holdings' and Guaranty’s financial results, are included in QCR Holdings' and Guaranty filings with the Securities and Exchange Commission (the "SEC").

Additional Information

QCR Holdings will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Guaranty that also constitutes a prospectus of QCR Holdings, which will be sent to the stockholders of Guaranty. Guaranty’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about QCR Holdings, Guaranty and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by QCR Holdings and Guaranty can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings’ website at www.qcrh.com under the tab “Investors Relations” and then under “SEC Filings or by accessing Guaranty’s website at investors.gbankmo.com under the tab "Investor Menu" and then under "SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Attention: Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (319) 743-7006, or from Guaranty, upon written request to Guaranty Federal Bancshares, Inc., Attention: Ms. Vicki Lindsay, Corporate Secretary, 2144 S. Republic Road, Suite F200, Springfield, Missouri 65804.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found, respectively, in the definitive proxy statement of QCR Holdings relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 8, 2021 and the definitive proxy statement of Guaranty relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 12, 2021. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.